

Mail Stop 3561

December 14, 2016

George A. Barrios
Chief Strategy and Financial Officer
World Wrestling Entertainment Inc.
1241 East Main Street
Stamford, CT 06902

Re: **World Wrestling Entertainment Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2015
      Filed February 12, 2016
      File No. 001-16131

Dear Mr. Barrios:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis
Results of Operations, page 26

1. You disclose in the segment note to the financial statements that "OIBDA" is the primary measure of segment profit (loss). In MD&A, you additionally present OIBDA on a divisional and consolidated basis, which are non-GAAP measures under the guidance of Question 104.04 of staff's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures ("C&DI"). As such, please expand your disclosure for these measures, including "OIBDA as a percentage of revenues," to comply with the disclosure requirements under Item 10(e)(1)(i) of Regulation S-K.

2. It appears consolidated cost of revenues is material to your operating income, and consolidated operating income (loss) materially varies between comparable periods. Please provide a comparative analysis of these items in your operating results discussion.

Refer to Item 303(a)(3)(i) of Regulation S-K and instruction number 4 of "Instructions to paragraph 303(a)" for guidance. In your analysis, quantify and discuss the components of cost of revenues that caused cost of revenues to vary materially. Refer to section 501.04 of the staff's Codification of Financial Reporting Releases for guidance on quantification of variance factors cited.

3. In regard to the analysis of segment results, please quantify each variance factor cited pursuant to the guidance noted above.

Form 8-K Furnished October 27, 2016
Exhibit 99.1

4. In the headline of the press release, you highlight targeted record 2017 "Adjusted OIBDA." Please present the comparable GAAP measure with equal or greater prominence. Refer to Question 102.10 of the above noted C&DI. Further note from this C&DI reference that comparable GAAP measures should precede all non-GAAP measures presented in the release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure